Exhibit 99.1

Operating and Financial Review for the six months ended June 30, 2026

The following discussion and analysis of the results of operations of AIFU Inc. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”) should be read in conjunction with our consolidated financial statements and the related notes attached hereto as Exhibit 99.2.

Share Capital Reduction and Reverse Split

On April 29, 2026, our shareholders approved, amongst other matters,

(i) a reduction in the par value of each issued and unissued Class A ordinary share and Class B ordinary share from US$0.4 per share to US$0.0001 per share (the “Capital Reduction”). The Capital Reduction became effective on May 13, 2026; and

(ii) 1-for-20 reverse share split, pursuant to which every twenty (20) issued and unissued ordinary shares of a par value of US$0.0001 each were consolidated into one ordinary share of a par value of US$0.002 each (the “Reverse Split”). On June 16, 2026, the Reverse Split became market effective on NASDAQ.

Unless otherwise indicated, all share counts and per share amounts for all periods presented have been retroactively adjusted to reflect the cumulative effect of the Reverse Split.

Discontinued Operation

In January 2025, we disposed of our entire equity interest in Fanhua Insurance Surveyors & Loss Adjustors Co., Ltd. (“FHISLA”), the operating entity of our claims adjusting business segment, and ceased offering claims adjusting services. As a result, this business has been presented as a discontinued operation for all periods presented, and we now operate with two reportable segment —the insurance agency segment and the health and wellness segment.

Results of Operations

The following information was derived from our unaudited financial results for the six months ended June 30, 2026 and 2025.

Selected Items and Data of Unaudited Interim Consolidated Statements:

	For the Six Months Ended
	June 30,
	2025	2026	2026
	RMB	RMB	US$
	(in thousands, except for share data)
Total net revenues	297,447	226,180	33,334
Total operating costs and expenses	(305,245)	(193,268)	(28,484)
(Loss) Income from operations	(7,798)	32,912	4,850
Net (loss) income from continuing operations	(473,345)	48,076	7,085
Net income from discontinued operations, net of tax	3,230	—	—
Net (loss) income attributable to the Company’s shareholders	(465,709)	48,283	7,116
Net (loss) income per share attributable to the Company’s shareholders - basic and diluted	(1,696.4)*	8.2	1.2

*	Retrospectively restated for the 1-for-20 reverse split effected on June 16, 2026.

Revenues

Our net revenues are derived primarily from the provision of insurance agency services and sales of health and wellness products. Our insurance agency services primarily comprise of distribution of long-term life insurance products and, to a lesser extent, short-term insurance products to individuals, and commercial property insurance products to corporate clients. Sales of health and wellness products primarily represent sales of premium dark tea to corporate clients.

The following table sets forth our total net revenues earned from services and sales, both in absolute amounts and as percentages of total net revenues, for the periods indicated:

	Six Months Ended June 30,
	2025		2026
	RMB	%	RMB	US$	%
	(in thousands except percentages)
Net revenue generated from services
Life insurance business	267,881	90.1	209,373	30,858	92.6
Non-life insurance business	29,566	9.9	15,120	2,228	6.7
Total net revenue from services	297,447	100.0	224,493	33,086	99.3
Net revenue generated from sales	—	—	1,687	248	0.7
Total net revenues	297,447	100.0	226,180	33,334	100

Total net revenues were RMB226.2 million (US$33.3 million) for the six months ended June 30, 2026, representing a decrease of 24.0% from RMB297.4 million for the six months ended June 30, 2025.

Total gross written premiums (“GWP”) of insurance products that we facilitated was RMB7,003.0 million for the six months ended June 30, 2026, representing a decrease of 14.4% from RMB8,177.3 million for the same period of 2025, of which first year premiums (“FYP”) increased by 8.2% year-over-year from RMB520.5 million to RMB563.2 million while renewal premiums decreased by 15.9% year-over-year from RMB7,656.8 million to RMB6,439.8 million.

●	Net revenues generated from the life insurance business were RMB209.4 million (US$30.9 million) for the six months ended June 30, 2026, representing a decrease of 21.8% from RMB267.9 million for the six months ended June 30, 2025. The decrease was primarily attributable to a shift in product mix toward shorter-duration, savings-oriented products, as well as a decline in renewal commissions resulting from reduced new business volume in prior periods, alongside intensified industry competition following the full implementation of the “alignment of reported and actual expenses” policy in the insurance agency/broker channel. Total life insurance GWP decreased by 14.6% year-over-year from RMB8,106.9 million to RMB6,925.0 million, of which life insurance FYP increased by 7.8% year-over-year from RMB447.3 million to RMB485.1 million while renewal premiums decreased by 15.9% year-over-year from RMB7,656.8 million to RMB6,439.8 million.

Net revenues generated from our life insurance business accounted for 92.6% of our total net revenues in the first half of 2026, as compared to 90.1% in the same period of 2025.

●	Net revenues generated from the non-life insurance business were RMB15.1 million (US$2.2 million) for the six months ended June 30, 2026, representing a decrease of 48.9% from RMB29.6 million for the six months ended June 30, 2025. The decrease in non-life insurance revenues was mainly due to a change of product mix. Although premiums from our non-life insurance business, which mainly comprises the distribution of commercial line of property and casualty insurance products, increased by 10.8% from RMB70.4 million for the six months ended June 30, 2025 to RMB78.1 million for the six months ended June 30, 2026, the proportion of products with lower commission rates rose, resulting in lower revenue despite higher premium volume. Net revenues generated from the non-life insurance business accounted for 6.7% of our total net revenues for the six months ended June 30, 2026, as compared to 9.9% in the same period of 2025.

Net revenue generated from sales of health and wellness products were RMB1.7 million (US$0.2 million) for the six months ended June 30, 2026, following the Company’s expansion into this segment after acquiring a premium inventory of dark tea products on January 9, 2026.

Net revenues from sales of health and wellness products accounted for 0.7% of our total net revenues in the first half of 2026, as compared to nil for the same period of 2025.

Operating Costs and Expenses

Our operating costs and expenses primarily consist of costs incurred in connection with the distribution of insurance products, selling expenses and general and administrative expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amounts and as percentages of our net revenues, for the periods indicated.

	Six Months Ended June 30,
	2025		2026
	RMB	%	RMB	US$	%
	(in thousands except percentages)
Total net revenues	297,447	100	226,180	33,334	100
Operating costs	(142,567)	48	(98,597)	(14,531)	44
Selling expenses	(23,171)	8	(24,926)	(3,674)	11
General and administrative expenses	(139,507)	47	(69,745)	(10,279)	31
Total operating costs and expenses	(305,245)	103	(193,268)	(28,484)	86

We incur costs primarily in connection with the distribution of insurance products, primarily representing commissions costs paid to sales agents or connected channels.

Operating costs were RMB98.6 million (US$14.5 million) for the six months ended June 30, 2026, representing a decrease of 30.8% from RMB142.6 million for the six months ended June 30, 2025. The decrease was in line with the decrease in net revenues.

Our selling expenses primarily consist of i) salaries and employment benefits for employees who work in back office below the provincial management level, ii) office rental, telecommunications and office supply expenses incurred in connection with sales activities and iii) advertising and marketing expenses.

Selling expenses were RMB24.9 million (US$3.7 million) for the six months ended June 30, 2026, representing an increase of 7.6% from RMB23.2 million for the six months ended June 30, 2025. The increase was primarily attributable to a low comparative base, as the corresponding period of 2025 reflected a reversal of previously recognized share-based compensation expenses arising from the forfeiture of share options granted to agents. This increase was partially offset by cost savings from reduced rental expenses.

Our general and administrative expenses primarily consist of salaries and benefits for our administrative staff, research and development expenses in relation to our mobile and online programs, professional fees paid for valuation, market research, legal and auditing services, share-based compensation expenses for managerial and administrative staff, bad debt expenses for credit loss, depreciations and amortizations, office rental expenses, travel and telecommunications expenses, entertainment expenses, and office supply expenses for our administrative staff.

General and administrative expenses were RMB69.7 million (US$10.3 million) for the six months ended June 30, 2026, representing a decrease of 50.0% from RMB139.5 million for the six months ended June 30, 2025. The decrease was mainly attributable to cost savings from personnel optimization and reduced rental expenses of provincial branch offices and a reduction of RMB15.7 million in share-based compensation expenses, which were recognized in the prior-year period but were not incurred in the current period.

(Loss) Income from Operations

As a result of the foregoing factors, income from operation was RMB32.9 million (US$4.9 million) for the six months ended June 30, 2026, as compared with an operating loss of RMB7.8 million for the six months ended June 30, 2025.

Other (Loss) Income

Loss from fair value change was RMB1.1 million (US$0.2 million) for the six months ended June 30, 2026, as compared to loss from fair value change of RMB18.0 million for the six months ended June 30, 2025. The loss for the six months ended June 30, 2026 primarily represented the fair value changes of our equity investment in BGM Group Ltd. while the loss from fair value change for the six months ended June 30, 2025 primarily represented the fair value change of RMB17.5 million of contingent consideration in regards to business combinations completed in the first quarter of 2023.

Provision for credit losses was a net reversal of negative RMB3.2 million (US$0.5 million) for the six months ended June 30, 2026, as compared with a provision of RMB487.6 million for the six months ended June 30, 2025, mainly representing a reversal of credit loss allowance previously recorded in respect of loans to third parties, due to the collection of RMB3.7 million of such loan receivables in the current period. No interest income has been accrued on the loans this period as collection of the related interest is deemed unlikely.

Investment loss was RMB0.8 million (US$0.1 million) for the six months ended June 30, 2026, as compared to investment income of RMB5.0 million for the six months ended June 30, 2025. The decrease reflected i) losses arising from the disposal of held shares; ii) decrease of cash available for short term investment and the periodic fluctuation in yields from short-term investments in financial products as it is recognized when the investment matures or is disposed of.

Income tax expense

Income tax expense was RMB8.2 million (US$1.2 million) for the six months ended June 30, 2026, representing a decrease of 2.4% from RMB8.4 million for the six months ended June 30, 2025.

Net (loss) income from continuing operations

As a result of the foregoing factors, net income from continuing operations was RMB48.1 million (US$7.1 million) for the six months ended June 30, 2026, as compared to a net loss from continuing operations of RMB473.3 million for the six months ended June 30, 2025.

Net income from discontinued operations

Net income from discontinued operations was nil for the six months ended June 30, 2026, as compared to RMB3.2 million for the six months ended June 30, 2025, mainly representing gain from the disposal of the claims adjusting segment.

Net (loss) income attributable to the Company’s shareholders

Net income attributable to the Company’s shareholders was RMB48.3 million (US$7.1 million) for the six months ended June 30, 2026, as compared to net loss attributable to the Company’s shareholders of RMB465.7 million for the six months ended June 30, 2025.

Basic and diluted net (loss) income per ordinary share attributable to the Company’s shareholders from continuing operations

Basic and diluted net income per ordinary share attributable to the Company’s shareholders from continuing operations were RMB8.2 (US$1.2) and RMB8.2 (US$1.2) for the six months ended June 30, 2026, respectively, as compared to basic and diluted net loss per ordinary share from continuing operations attributable to the Company’s shareholders of RMB1,708.2 and RMB1,708.2 for the six months ended June 30, 2025, respectively.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from our financing activities. As of June 30, 2026, we had RMB33.3 million (US$4.9 million) in cash and cash equivalents, and RMB0.3 million (US$0.05 million) in short-term investments. Our cash and cash equivalents consist of cash on hand and bank deposits and our short-term investments consisting of short-term, highly liquid investments that are readily convertible to known amounts of cash, and have an insignificant risk of changes in value related to changes in interest rates. Our principal uses of cash have been to fund maintenance of digital platforms, working capital requirements, office equipment purchases, office renovation and rental deposits.

We expect to need cash to fund our ongoing business needs, such as recruiting and training a professional sales force, enhancing our IT infrastructure and developing the sales capabilities and channels for our tea products.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

 The following table sets forth our cash flows for the periods indicated:

	Six Months Ended June 30,
	2025	2026
	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	1,485	3,761	554
Net cash used in investing activities	(104,411)	(226,803)	(33,426)
Net cash (used in) generated from financing activities	(45,627)	233,424	34,402
Net (decrease) increase in cash and cash equivalents and restricted cash	(148,553)	10,382	1,530
Cash and cash equivalents and restricted cash at the beginning of the period	245,744	50,256	7,407
Cash and cash equivalents and restricted cash at the end of the period	96,639	52,782	7,779

Operating Activities

Net cash generated in operating activities for the six months ended June 30, 2026 was RMB3.8 million (US$0.6 million). This reflected the net income of RMB48.1 million (US$7.1 million), as adjusted for: (i) depreciation expense of RMB2.6 million (US$0.4 million); (ii) non-cash operating lease expense of RMB7.8 million (US$1.2 million); (iii) reversal of allowance for credit losses on financial assets of RMB4.2 million (US$0.6 million); (iv) deferred taxes of RMB10.1 million (US$1.5 million); and (v) investment loss of RMB0.8 million (US$0.1 million). The significant changes in such non-cash and non-operating items were primarily due to depreciation expense, non-cash operating lease expenses, offset by reversal of credit losses on financial assets and deferred taxes. Operating cash flows were affected by a net negative change of RMB41.5million (US$6.1 million) in our operating assets and liabilities, primarily from the effects of: (i) a decrease of contract assets of RMB67.8 million (US$10.0 million); (ii) a decrease of other current assets of RMB3.7 million (US$0.5 million); (iii) an increase of income taxes payable of RMB8.5 million (US$1.3 million); offset by: (i) an increase of accounts receivable of RMB6.3 million (US$0.9 million); (ii) an increase of other receivables of RMB6.3 million (US$0.9 million); (iii) a decrease of accounts payable of RMB36.5 million (US$5.4 million); (iv) a decrease of accrued commissions of RMB13.3 million (US$2.0 million); (v) a decrease of other payables and accrued expenses of RMB45.8 million (US$6.8 million); (vi) a decrease of accrued payroll of RMB6.2 million (US$0.9 million); and (vii) a decrease of lease liabilities of RMB7.3 million (US$1.1 million).

Net cash generated from operating activities for the six months ended June 30, 2025 was RMB1.5 million. This reflected the net loss of RMB470.1 million, as adjusted for non-cash and non-operating items, primarily including (i) depreciation expense of RMB2.4 million; (ii)non-cash operating lease expense of RMB17.7 million; (iii) allowance for credit losses on financial assets of RMB486.7 million; (iv) share-based compensation expensesof RMB15.8 million; (v) loss on disposal of investment in an associate of RMB4.3 million; (vi) gain on disposal of property, plant and equipment of RMB1.2 million; (vii) investment income of RMB5.0 million; (viii) net gain on disposal of subsidiaries of RMB9.5 million; (ix) deferred taxes of RMB6.5 million; and (x) interest accrued for other receivables of RMB17.5 million. The significant changes in such non-cash and non-operating items were primarily due to allowance for credit losses on financial assets, non-cash operating lease expense, depreciation expense,share-based compensation expenses,loss on disposal of investment in an associate, offset by interest accrued for other receivables, net gain on disposal of subsidiaries, deferred taxes, investment income and gain on disposal of property, plant and equipment. Operating cash flows were negatively affected by a RMB16.0 million net change in our operating assets and liabilities, primarily from the effects of (i) a decrease of accounts receivable of RMB13.0 million; (ii) a decrease of contract assets of RMB132.3 million; (iii) a decrease of other current assets of RMB221.7 million; (iv) an increase of other payables and accrued expenses of RMB38.9 million; and (v) an increase of income taxes payable of RMB15.4 million; offset by (i) an increase of other receivables of RMB113.3 million; (ii) an increase of other non-current assets of RMB187.3 million; (iii) a decrease of accounts payable of RMB26.9 million; (iv) a decrease of accrued commissions of RMB48.1 million; (v) a decrease of accrued payroll of RMB6.2 million; (vi) a decrease of lease liabilities of RMB17.9 million; and (vii) a decrease of tax liabilities of RMB37.3 million.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2026 was RMB226.8 million (US$33.4 million), primarily attributable to cash used to purchase short-term investment products of RMB3.6 million (US$0.5 million), payment for business acquisitions, net of cash acquired of RMB150.0 million (US$22.1 million), cash paid out for loan receivables from third parties of RMB121.6 million (US$17.9 million), an increase in amounts due from related parties of RMB1.0 million (US$0.1 million), and purchase of property, plant and equipment of RMB2.0 million (US$0.3 million), offset by proceeds from the disposal of short-term investments of RMB7.7 million (US$1.1 million) that matured, consideration received in respect of subsidiaries disposed of in the prior year of RMB38.2 million (US$5.6 million), cash received for loan receivables from third parties of RMB4.7 million (US$0.7 million), proceeds from disposal of property and equipment of RMB0.4 million (US$0.1 million), a decrease in amounts due from related parties of RMB0.7 million (US$0.1 million).

Net cash used in investing activities for the six months ended June 30, 2025 was RMB104.4 million, primarily attributable to cash used to purchase short-term investment products of RMB56.9 million, increase in amounts due from related parties of RMB10.4 million, purchase of property, plant and equipment of RMB1.1 million and disposal of subsidiaries, net of cash disposed of RMB131.1 million, offset by proceeds from the disposal of short-term investments of RMB93.3 million that matured and proceeds from disposal of property and equipment of RMB1.4 million.

Financing Activities

Net cash generated from financing activities was RMB233.4 million (US$34.4 million) for the six months ended June 30, 2026, attributable to proceeds from ordinary shares issuance of RMB234.7 million (US$34.6 million) partially offset by repayment of bank and other borrowings and other financing outflows of RMB1.3 million (US$0.2 million).

Net cash used in financing activities was RMB45.6 million for the six months ended June 30, 2025, attributable to repayment of bank borrowings of RMB52.9 million, partially offset by proceeds of issuance of ordinary shares of RMB7.3 million.

Foreign Currency Translation

The unaudited financial results for the six months ended June 30, 2026 are stated in RMB. Translations of amounts from RMB into USD are solely for the convenience of the readers outside of China and were calculated at the rate of US$1.00 = RMB 6.7851, representing the noon buying rate in the City of New York for cable transfers of RMB on June 30, 2026, as set forth in H.10 statistical release of the Federal Reserve Bank of New York. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at such rate.

AIFU’s Insurance Sales and Service Distribution Network:

As of June 30, 2026, AIFU’s distribution network consisted of 288 sales outlets in 24 provinces, compared with 360 sales outlets in 24 provinces as of June 30, 2025. The decrease in the number of sales outlets reflected our focus on growing profitable branches, coupled with the challenging decisions to close those which were not yielding profits.

Forward-looking Statements

This filing contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about AIFU and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control including macroeconomic conditions in China. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and AIFU undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although AIFU believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by AIFU is included in AIFU’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

AIFU INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for shares and per share data)

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
	Audited	Unaudited	Unaudited

ASSETS:
Current assets:
Cash and cash equivalents	31,095	33,326	4,912
Restricted cash	3,102	3,679	542
Securities available for sale, at fair value	2,450	346	51
Equity securities, at fair value	2,746	—	—
Accounts receivable, net of allowances of RMB1,858 and RMB906 as of December 31, 2025 and June 30, 2026, respectively	65,533	72,772	10,725
Contract assets, net of allowances of 164 and RMB160 as of December 31, 2025 and June 30, 2026, respectively	182,453	160,332	23,630
Other receivables, net	288,339	143,232	21,110
Inventories	—	867,560	127,863
Amounts due from a related party	13,252	13,349	1,967
Other current assets	14,809	13,967	2,058
Total current assets	603,779	1,308,563	192,858

Non-current assets:
Restricted bank deposit – non-current	16,059	15,777	2,325
Contract assets - non-current, net of allowances of RMB509 and RMB520 as of December 31, 2025 and June 30, 2026, respectively	565,418	519,695	76,594
Property, plant, and equipment, net	62,876	62,111	9,154
Deferred tax assets	8,902	12,831	1,891
Other non-current assets	237,475	41,662	6,140
Right-of-use assets	33,589	26,183	3,859
Total non-current assets	924,319	678,259	99,963
Total assets	1,528,098	1,986,822	292,821

AIFU INC.

Unaudited Condensed Consolidated Balance Sheets (continued)

(In thousands)

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
LIABILITIES AND EQUITY:
Current liabilities:
Short-term loans	56,000	55,941	8,245
Accounts payable	81,089	71,426	10,527
Accrued commissions	90,076	76,769	11,314
Insurance premium payables	6	6	1
Other payables and accrued expenses	184,722	138,837	20,462
Accrued payroll	17,940	11,803	1,740
Income taxes payable	67,020	75,509	11,129
Operating lease liabilities	15,308	12,217	1,801
Total current liabilities	512,161	442,508	65,219
Non-current liabilities:
Accrued commissions	316,419	289,604	42,681
Tax liabilities	25,701	25,701	3,788
Deferred tax liabilities	187,218	181,055	26,683
Operating lease liabilities	15,463	11,628	1,714
Total non-current liabilities	544,801	507,988	74,866
Total liabilities	1,056,962	950,496	140,085
Commitments and contingencies
Shareholders’ Equity:
Class A Ordinary shares (US$0.4 par value, 8,000,000,000 shares authorized, 671,764 shares issued and 671,764 shares outstanding as of December 31, 2025; US$0.002 par value, 8,000,000,000 shares authorized, 5,925,748 shares issued and 5,925,748 shares outstanding as of June 30, 2026)*	38,877	78	11
Class B Ordinary shares (US$0.4 par value, 2,000,000,000 shares authorized, 375,000 shares issued and 375,000 shares as of December 31, 2025; US$0.002 par value, 2,000,000,000 shares authorized, 250,000 shares issued and 250,000 shares outstanding as of June 30, 2026) *	21,373	4	1
Additional paid-in capital	401,928	1,177,809	173,588
Statutory reserves	343,026	343,026	50,556
Accumulated deficit	(235,471)	(70,418)	(10,378)
Accumulated other comprehensive loss	(91,213)	(406,582)	(59,923)
Total AIFU INC. shareholders’ equity	478,520	1,043,917	153,855
Non-controlling interests	(7,384)	(7,591)	(1,119)
Total shareholders’ equity	471,136	1,036,326	152,736
Total liabilities and shareholders’ equity	1,528,098	1,986,822	292,821

The number of shares as of December 31, 2025 is retrospectively restated for the 1-for-20 reverse share split effected on June 16, 2026.

AIFU INC.

Unaudited Condensed Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income
(In thousands, except for shares and per share data)

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Net revenues:
Revenues generated from Agency services	297,447	224,493	33,086
Life insurance business	267,881	209,373	30,858
Non-life insurance business	29,566	15,120	2,228
Revenues generated from sales of health and wellness products	—	1,687	248
Total net revenues	297,447	226,180	33,334
Operating costs and expenses:
Cost of Agency services	(142,567)	(96,946)	(14,288)
Life insurance business	(126,440)	(87,716)	(12,928)
Non-Life insurance business	(16,127)	(9,230)	(1,360)
Cost of Sales	—	(1,651)	(243)
Total operating costs	(142,567)	(98,597)	(14,531)
Selling expenses	(23,171)	(24,926)	(3,674)
General and administrative expenses	(139,507)	(69,745)	(10,279)
Total operating costs and expenses	(305,245)	(193,268)	(28,484)
(Loss) Income from operations	(7,798)	32,912	4,850
Other (loss) income, net:
Losses from fair value change	(17,960)	(1,112)	(164)
Investment income (loss) related to the realized gain (loss) on short term investments	5,025	(804)	(118)
Gains from disposal of subsidiaries	6,313	—	—
Interest income	16,621	121	18
Financial cost	(2,209)	(2,956)	(436)
(Provision for) Reversal of credit losses	(487,583)	3,199	472
Others, net	22,646	24,916	3,672
(Loss) Income from continuing operations before income taxes and share income and impairment of affiliates, net	(464,945)	56,276	8,294
Income tax expense	(8,400)	(8,200)	(1,209)
Net (loss) income from continuing operations	(473,345)	48,076	7,085
Net income from discontinued operations, net of tax	3,230	—	—
Net (loss) income	(470,115)	48,076	7,085
Less: net loss attributable to non-controlling interests	(4,406)	(207)	(31)

Net (loss) income attributable to the Company’s shareholders	(465,709)	48,283	7,116
Continuing operations	(468,939)	48,283	7,116
Discontinued operations	3,230	—	—
Net (loss) income per share attributable to the Company’s shareholders - basic and diluted*:	(1,696.4)	8.2	1.2
Continuing operations	(1,708.2)	8.2	1.2
Discontinued operations	11.8	—	—
Shares used in calculating net income per share — basic and Diluted*:	274,525	5,920,686	5,920,686
Net (loss) income	(470,115)	48,076	7,085
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(471)	(2,996)	(442)
Unrealized net losses on investments	(11,418)	(195,603)	(28,828)
Comprehensive loss	(482,004)	(150,523)	(22,185)
Less: Comprehensive loss attributable to the non-controlling interests	(4,406)	(207)	(31)
Comprehensive loss attributable to the Company’s shareholders	(477,598)	(150,316)	(22,154)

*	Retrospectively restated for the 1-for-20 reverse split effected on June 16, 2026.

AIFU INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
			Note 2(v)
Cash flows from operating activities:
Net (loss) income	(470,115)	48,076	7,085
Adjustments to reconcile net (loss) income to net cash generated from operating activities:
Depreciation expense	2,433	2,635	388
Non-cash operating lease expense	17,701	7,824	1,153
Loss on termination of operating lease	331	—	—
Allowance for (Reversal of) credit losses on financial assets	486,734	(4,153)	(611)
Share-based compensation expenses	15,823	—	—
(Gain) Loss on disposal of property, plant and equipment	(1,196)	127	19
Change in fair value of equity investments	—	24	4
Investment (income) loss	(5,025)	805	119
Net gain on disposal of subsidiaries	(9,543)	—	—
Loss on disposal of investment in an associate	4,330	—	—
Deferred taxes	(6,476)	(10,086)	(1,486)
Interest accrued for other receivables	(17,503)	—	—
Changes in operating assets and liabilities:
Accounts receivable	13,040	(6,267)	(924)
Contract assets	132,264	67,816	9,995
Other receivables	(113,270)	(6,288)	(927)
Other current assets	221,672	3,658	538
Other non-current assets	(187,284)	225	33
Accounts payable	(26,915)	(36,479)	(5,377)
Accrued commissions	(48,060)	(13,307)	(1,961)
Insurance premium payables	(278)	—	—
Other payables and accrued expenses	38,907	(45,836)	(6,756)
Accrued payroll	(6,248)	(6,157)	(907)
Income taxes payable	15,396	8,488	1,251
Lease liabilities	(17,935)	(7,344)	(1,082)
Tax liabilities	(37,298)	—	—
Net cash generated from operating activities	1,485	3,761	554

	Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
			Note 2(v)
Cash flows from investing activities:
Purchase of short-term investments	(56,943)	(3,637)	(536)
Proceeds from disposal of short-term investments	93,318	7,682	1,132
Purchase of property, plant and equipment	(1,071)	(2,032)	(299)
Proceeds from disposal of property, plant and equipment	1,374	36	5
Cash paid out for loan receivables from third parties	—	(121,539)	(17,913)
Cash received for loan receivables from third parties	—	4,740	699
Payment for business acquisitions, net of cash acquired	—	(150,018)	(22,110)
Increase in amounts due from related parties	(10,414)	(961)	(141)
Decrease in amounts due from related parties	—	686	101
Disposal of subsidiaries, net of cash disposed	(131,068)	—	—
Consideration received in respect of subsidiaries disposed of in the prior year	—	38,240	5,636
Cash received from disposal of an equity investment	354	—	—
Cash acquired on non-cash acquisitions	39	—	—
Net cash used in investing activities	(104,411)	(226,803)	(33,426)
Cash flows from financing activities:	—
Proceeds of issuance of ordinary shares	7,299	234,688	34,589
Repayment of bank and other borrowings	(52,926)	(59)	(9)
Payments of deferred offering costs	—	(1,205)	(178)
Net cash (used in) generated from financing activities	(45,627)	233,424	34,402
Net (decrease) increase in cash and cash equivalents, and restricted cash	(148,553)	10,382	1,530
Cash and cash equivalents and restricted cash at beginning of the period	245,744	50,256	7,407
Effect of exchange rate changes on cash and cash equivalents	(552)	(7,856)	(1,158)
Cash and cash equivalents and restricted cash at the end of the period	96,639	52,782	7,779
Reconciliation in amounts on the consolidated balance sheets:
Cash and cash equivalents at the end of the period	77,292	33,326	4,912
Restricted cash at the end of the period	19,347	19,456	2,867
Total of cash and cash equivalents and restricted cash at the end of the period	96,639	52,782	7,779
Supplemental disclosure of cash flow information:
Income taxes paid	(10,264)	(9,609)	(1,416)
Interests paid	—	(440)	(65)
Supplemental disclosure of non-cash information:
Right-of-use assets obtained in exchange for lease liabilities	14,988	418	62
Assets acquired through the issuance of ordinary shares		715,713	105,483